UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

ReNew Energy Global Plc announces an agreement in principle on the key financial terms of a possible cash offer from Masdar, CPP Investments, ADIA and Sumant Sinha

ReNew Global Energy plc (“ReNew” or the “Company”) today announces that it has reached an agreement in principle on the key financial terms of a possible cash offer (the “Possible Offer”) from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.15 per share.

Proceeding with the Possible Offer is conditional on, inter alia, reaching agreement on the other terms and the conditions of any offer, including as to regulatory clearances, and the completion of confirmatory due diligence from the Consortium.

The Special Committee of ReNew (“Special Committee”), led by Manoj Singh, the Lead Independent Director, and advised by Rothschild & Co and Linklaters, has indicated to the Consortium that the key financial terms of the Possible Offer represent a value that it would unanimously recommend to ReNew shareholders to vote in favour of, should a final binding offer be made on these terms and subject to agreement on all other terms and conditions of such Possible Offer and definitive transaction documentation being agreed.

The Special Committee has also engaged with JERA Power RN B.V. (a wholly owned subsidiary of JERA Nex Limited) (“JERA Nex”), which owns approximately 11.6% of the issued share capital of ReNew1and 25.7% of the issued share capital of ReNew not already owned by the Consortium in relation to the Possible Offer2. JERA Nex has indicated that were the Special Committee to make a unanimous recommendation on customary terms to ReNew shareholders to vote in favour of a final binding offer made on these key financial terms, then - subject to JERA Nex being satisfied with all other terms and conditions of such final binding offer and with the definitive transaction documentation that had been agreed - JERA Nex is currently minded to vote in favour of this offer should it proceed to a scheme of arrangement vote.

Key terms of the Possible Offer

The Possible Offer represents:

•
a premium of:
•
28.5% versus the undisturbed share price of US$6.34 on December 10, 2024, being the closing share price prior to the initial non-binding proposal becoming public; and
•
41.5% to the 30-day volume-weighted average price of US$5.76 per share (as of December 10, 2024); and
•
an increase of US$1.08 per share, equivalent to 15.3%, from the initial non-binding proposal dated December 10, 2024.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the Possible Offer received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

A further announcement will be made when appropriate.

Notes

1.
Based on JERA holding 28,524,255 shares and 245,833,850 current ReNew Class A shares outstanding as of October 2, 2025 (as reported in United Kingdom Companies House).
2.
Based on Consortium’s current holdings of 134,672,082 ReNew Class A shares (excluding CPP’s Class D shares and Sumant Sinha’s Class B shares and options).

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Possible Offer with the Consortium, including expectation of shareholder support, timing or terms of any transaction with the Consortium resulting from the Possible Offer or any other alternative transactions.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer